August 8, 2022
VIA EDGAR
Cybin Inc.
100 King Street West, Suite 5600
Toronto, Ontario
M5X 1C9

Dear Sirs/Mesdames:

Re:	Cybin Inc. (the “Company”) Prospectus Supplement dated August 8, 2022 to the Short Form Base Shelf Prospectus dated July 5, 2021 (the “Prospectus Supplement”)

We hereby consent to the reference to our firm name under the headings “Documents Filed as Part of the Registration Statement”, “Experts” and “Enforcement of Civil Liabilities” in the Prospectus Supplement, which forms part of the registration statement on Form F-10 (File No. 333-259994) filed by the Company with the United States Securities and Exchange Commission and to the reference to our advice under the heading of “Enforcement of Civil Liabilities”.

Yours very truly,

“/s/ AIRD & BERLIS LLP”